UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No.     )*

CytoDyn Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

23283M101
(CUSIP Number)

Paul A. Rosenbaum
2945 NW Luray Terrace
Portland Oregon 97210
(503) 348-9262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Paul A. Rosenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,300,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,300,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.21%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Anthony Caracciolo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,368,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,368,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,368,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.22%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Arthur L. Wilmes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
90,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
90,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Glenn Eisenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,994,536
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,994,536
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,994,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.33%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Jeffrey Paul Beaty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America, Canada and the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
850,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
850,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.14%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Allen Gabriel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,659,465
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,659,465
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,659,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.27%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Judson Longaker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
445,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
445,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
445,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Steve Dalal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America and Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
548,125
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
548,125
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
548,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.09%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Jeffrey D. Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
574,657
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
574,657
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
574,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.09%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Frederick J. Axelberd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
121,500
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
121,500
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Yaron Okun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America, South Africa and Lithuania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,795,529
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,795,529
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,795,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.29%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Jack Chitayat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,074,065
	8	SHARED VOTING POWER
2,456,335
	9	SOLE DISPOSITIVE POWER
2,074,065
	10	SHARED DISPOSITIVE POWER
2,456,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,530,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.74%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Arlyn J. Bossenbrook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
225,681
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
225,681
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
225,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Paul Hydok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,232,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,232,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,232,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.20%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Charles M. Johnson Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
425,172
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
425,172
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
425,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Jonathan Hartley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
450,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
450,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Brendan Thorson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
195,100
	8	SHARED VOTING POWER
440,000
	9	SOLE DISPOSITIVE POWER
195,100
	10	SHARED DISPOSITIVE POWER
440,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
635,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.10%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Joe Rector
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
618,800
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
618,800
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
618,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.10%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Francesco Tosco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
638,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
638,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
638,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.10%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
William M. Rawson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,690,125
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,690,125
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,690,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.44%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Veronica Marano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
503,076
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
503,076
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
503,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Dr. Richard Pestell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America and Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,342,000
	8	SHARED VOTING POWER
3,093,728
	9	SOLE DISPOSITIVE POWER
8,342,000
	10	SHARED DISPOSITIVE POWER
3,093,728

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,435,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.87%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Peter Christopher Caputo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
371,581
	8	SHARED VOTING POWER
30,000
	9	SOLE DISPOSITIVE POWER
371,581
	10	SHARED DISPOSITIVE POWER
30,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
401,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

1	NAME OF REPORTING PERSON
Antonio Parisi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
288,500
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
288,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
288,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

CUSIP No.: 23283M101

Item 1.	Security and Issuer.

The name of the issuer is CytoDyn Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1111 Main Street, Suite 660, Vancouver, Washington 98660. This Schedule 13D relates to the Issuer’s common stock, $0.001 par value per share (the “Shares”).

Item 2.	Identity and Background.

(a)	This statement is filed by:

i.	Paul A. Rosenbaum (“Mr. Rosenbaum”) an individual resident in the state of Oregon

ii.	Anthony Caracciolo (“Mr. Caracciolo”), an individual resident in the state of Florida

iii.	Arthur L. Wilmes (“Mr. Wilmes”), an individual resident in the state of Indiana

iv.	Glenn Eisenberg (“Mr. Eisenberg”), an individual resident in the state of Utah

v.	Jeffrey Paul Beaty (“Mr. Beaty”), an individual resident in the territory of Puerto Rico

vi.	Allen Gabriel (“Dr. Gabriel”) an individual resident in the state of Washington

vii.	Judson Longaker (“Mr. Longaker”) an individual resident in the state of Washington

viii.	Steve Dalal (“Mr. Dalal”) an individual resident in the state of Illinois

ix.	Jeffrey D. Weiner (“Mr. Weiner”) an individual resident in the state of Washington

x.	Frederick J. Axelberd (“Mr. Axelberd”) an individual resident in the state of Georgia

xi.	Yaron Okun (“Mr. Okun”) an individual resident in the state of Florida

xii.	Jack Chitayat (“Mr. Chitayat”) an individual resident in the state of California

xiii.	Arlyn J. Bossenbrook (“Mr. Bossenbrook”) an individual resident in the state of Michigan

xiv.	Paul Hydok (“Mr. Hydok”) an individual resident in the state of Florida

xv.	Charles M. Johnson Jr. (“Mr. Johnson”) an individual resident in the state of Oregon

xvi.	Jonathan Hartley (“Mr. Hartley”) an individual resident in the state of Georgia

CUSIP No.: 23283M101

xvii.	Brendan Thorson (“Mr. Thorson”) an individual resident in the state of Washington

xviii.	Joe Rector (“Mr. Rector”) an individual resident in the state of Georgia

xix.	Francesco Tosco (“Mr. F. Tosco”) an individual resident in the state of Pennsylvania

xx.	William M. Rawson (“Mr. Rawson”) an individual resident in the state of Oregon

xxi.	Veronica Marano (“Mrs. Marano”) an individual resident in the state of New Jersey

xxii.	Richard Pestell (“Dr. Pestell”) an individual resident in the state of Florida

xxiii.	Peter Christopher Caputo (“Mr. Caputo”) an individual in the state of Washington

xxiv.	Antonio Parisi (“Mr. Parisi”) an individual in the state of Pennsylvania

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The residential or business addresses of the Reporting Persons are as follows:

i.	The address of Mr. Rosenbaum is 2945 NW Luray Terrace, Portland, Oregon 97210.

ii.	The address of Mr. Caracciolo is 2900 W Julia Ave, Unit 1703, Tampa, Florida 33629.

iii.	The address of Mr. Wilmes is 7904 Traders Hollow Lane, Indianapolis, Indiana 46278.

iv.	The address of Mr. Eisenberg is 2609 N Tacheene Drive, St. George, Utah 84770.

v.	The address of Mr. Beaty is 3514 N Seeley Ave., Chicago, Illinois 60618.

vi.	The address of Dr. Gabriel is 785 NW Valley Street, Camas, Washington 98607.

vii.	The address of Mr. Longaker is 400 W 25th St., Vancouver, Washington 98666.

viii.	The address of Mr. Dalal is 1 Calle Taft Unit 16D, San Juan, Puerto Rico.

ix.	The address of Mr. Weiner is 1856 E Hamlin Street, Seattle, Washington 98112.

x.	The address of Mr. Axelberd is 5533 Brendlynn Dr., Suwanee, Georgia 30024.

xi.	The address of Mr. Okun is 263 NE 61st Street, Miami, Florida 33137.

CUSIP No.: 23283M101

xii.	The address of Mr. Chitayat is 1009 Solymar Drive, La Jolla, California 92037.

xiii.	The address of Mr. Bossenbrook is 1600 Abbot, East Lansing, Michigan 48823.

xiv.	The address of Mr. Hydok is 20906 Parkstone Terrace, Lakewood Ranch, Florida 34202.

xv.	The address of Mr. Johnson is 20400 SW Cipole Rd., Tualatin, Oregon 97062.

xvi.	The address of Mr. Hartley is 4341 N. Elizabeth Ln. SE, Atlanta, Georgia 30339.

xvii.	The address of Mr. Thorson is 2100 NE 272nd Ave., Camas, Washington 98607.

xviii.	The address of Mr. Rector is 3716 Red Maple Lane SW, Gainesville, Georgia 30504.

xix.	The address of Mr. F. Tosco is 1297 West Penn Ace, Womelscloft, PA 19567.

xx.	The address of Mr. Rawson is 9880 SW Beaverton Hillsdale HWY, Ste 104, Beaverton, Oregon 97005.

xxi.	The address of Mrs. Marano is 802 Lenel Lane, Franklin Lakes, New Jersey 07417.

xxii.	The address of Dr. Pestell is 2845 NE 9th St., Apt 604, Fort Lauderdale, Florida 33304.

xxiii.	The address of Mr. Caputo is 1805 NW 75th St., Vancouver, Washington 98665.

xxiv.	The address of Mr. Parisi is Two Glen Ln., Collegeville, Pennsylvania 19426.

(c)	Information about the present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below:

i.	Mr. Rosenbaum the Chief Executive Officer and Chairman of SWR Corporation, a specialty chemical business located at 2945 NW Luray Terrace, Portland, Oregon 97210.

ii.	Mr. Caracciolo is retired.

iii.	Mr. Wilmes is a consultant at Step2 Management, Inc., located at 7904 Traders Hollow Lane, Indianapolis, Indiana 46278.

iv.	Mr. Eisenberg is retired.

v.	Mr. Beaty is a member of the board of directors of IncellDx, located at 1541 Industrial Road, San Carlos, California 94070.

CUSIP No.: 23283M101

vi.	Dr. Gabriel is a medical doctor at Allen Gabriel MD, PLLC, located at 505 NE 87th Avenue, Suite 250, Vancouver, Washington 98607.

vii.	Mr. Longaker is the secretary of Mesher Supply, located at 400 W 25th St., Vancouver, Washington 98666.

viii.	Mr. Dalal is self-employed as a consultant.

ix.	Mr. Weiner is a Field Supervisor at the Federal Deposit Insurance Corporation, located at 1000 Dexter Avenue N. Seattle, Washington 98109.

x.	Mr. Axelberd is retired.

xi.	Mr. Okun is self employed as a consultant.

xii.	Mr. Chitayat is the President of Atlantic Realty Group, Inc., located at 1009 Solymar Drive, La Jolla, California 92037.

xiii.	Mr. Bossenbrook is an attorney with the law firm of Bossenbrook Williams P.C., located at 1600 Abbot, East Lansing, Michigan 48823

xiv.	Mr. Hydok works at Real Estate Investment Group Inc., located at 910 Faulk Road, Wilmington, Delaware.

xv.	Mr. Johnson is a business owner and private investor with a principal place of business at 20400 SW Cipole Road, Tualatin, Oregon 97062.

xvi.	Mr. Hartley is the President of North Inlet, Inc., a management services company located at 4355 Cobb Parkway SW, STE J-190 Atlanta, Georgia 30339.

xvii.	Mr. Thorson is a Registered Representative at Cetera Advisors Network, located at 15597 SE Mill Plain Boulevard, Vancouver, Washington 98684.

xviii.	Mr. Rector is Executive Vice President, Clinical Research at DRFirst, Rockville, Maryland.

xix.	Mr. F. Tosco is an owner of Tosco Pizza, located at 1297 West Penn Avenue, Womelsdorf, Pennsylvania 14567.

xx.	Mr. Rawson is a registered investment advisor with Granite Capital Advisors, LLC, located at 9880 SW Beaverton Hillsdale Highway, Ste 104, Beaverton, Oregon 97005.

xxi.	Ms. Marano is the Vice President of Flavor Development at Sapphire Flavors, located at 6 Commerce Road, Fairfield, New Jersey 07004.

xxii.	Dr. Pestell is a medical doctor at Baruch S. Blumberg Institute, a research institute located at 3805 Old Easton Road, Doylestown, Pennsylvania 18902.

CUSIP No.: 23283M101

xxiii.	Mr. Caputo is a residential real estate appraiser at Greater Metro Appraisal Services, located at 7726 NE Hazel Dell Avenue, Vancouver, Washington 98665

xxiv.	Mr. Parisi is an owner of Tosco Pizza, located in Collegeville, Pennsylvania.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, nor any person has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Pestell is a citizen of the United States and Australia. Mr. Beaty is a citizen of the United States, Canada and the United Kingdom. Mr. Dalal is a citizen of the United States and Canada. Mr. Okun is a citizen of the United States, South Africa and Lithuania. All other Reporting Persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

i.	The Shares listed as being beneficially owned by Mr. Rosenbaum were purchased with personal funds. Mr. Rosenbaum acquired 650,000 Shares in open market transactions and 650,000 Shares directly from the Issuer upon the exercise of warrants, including 150,000 Shares purchased at a cost of $1.30 per Share, 200,000 Shares purchased at a cost of 0.50 per Share and 300,000 Shares purchased at a cost of $0.267 per Share. The average cost of the Shares owned by Mr. Rosenbaum is $0.644 per Share.

ii.	Mr. Caracciolo acquired 1,300,000 Shares with personal funds upon the exercise of warrants at a cost of $0.50 per share. In addition, Mr. Caracciolo received 68,000 shares from the Issuer as compensation for his services as a member of the Issuer’s Board of Directors, for which no consideration was paid by Mr. Caracciolo. Members of Mr. Caracciolo’s family have the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, a portion of the Shares.

iii.	The Shares listed as being beneficially owned by Mr. Wilmes were purchased with personal funds in open market transactions. Mr. Wilmes paid an average price of approximately $5.95 per share. Mr. Wilmes shares beneficial ownership over these Shares with his wife.

iv.	The Shares listed as being beneficially owned by Mr. Eisenberg were purchased with personal funds. Mr. Eisenberg acquired 1,900,000 Shares upon the exercise of warrants at a cost of $0.43 per Share. In addition, he acquired 94,536 Shares in open market purchases at an average cost of $2.50 per share. Mr. Eisenberg holds Shares through the Eisenberg Estate Reduction Trust and the Eisenberg Revocable Trust.

CUSIP No.: 23283M101

v.	The Shares listed as being beneficially owned by Mr. Beaty were purchased with personal funds in open market purchases at an average cost of $1.7149 per Share.

vi.	The Shares and warrants purchased by Dr. Gabriel were purchased with personal funds. Of the Shares owned by Dr. Gabriel, 895,775 were acquired in private placement transactions at an average cost of $0.75 per share. The remainder were acquired in open market purchases at an average cost of $2.00 per Share. The number of Shares owned by Dr. Gabriel includes 200,000 warrants that are presently exercisable. Dr. Gabriel owns 504,787 Shares jointly with his wife.

vii.	The Shares listed as being beneficially owned by Mr. Longaker were purchased with personal funds upon the exercise of warrants at an average cost of $0.60 per Share. Members of Mr. Longaker’s family have the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, a portion of the Shares.

viii.	The Shares listed as being beneficially owned by Mr. Dalal were purchased with personal funds in open market transactions. The average cost of the Shares owned directly by Mr. Dalal is approximately $2.68 per Share.

ix.	The Shares listed as being beneficially owned by Mr. Weiner were purchased with personal funds. The aggregate cost of the Shares owned by Mr. Weiner is approximately $415,117. Mr. Weiner acquired 120,518 Shares in the open market for $262,726. He acquired 112,500 Shares as a result of the exercise of warrants acquired in connection with the Issuer’s December 2019 private placement at a total cost of approximately $50,625. From that December 2019 private placement, Mr. Weiner has 150 Shares remaining for which he paid $45.00. In addition, he acquired 83,989 in connection with the conversion of a $40,000 note to the company. He acquired 40,000 Shares pursuant to the exercise of warrants at a total cost of $12,000. He also acquired 217,500 Shares upon the exercise of warrants in June 2019 at a total cost of $49,720.

x.	The Shares listed as being beneficially owned by Mr. Axelberd were purchased with personal funds in open market transactions. The cost of the Shares owned directly by Mr. Axelberd is approximately $3.13 per Share.

xi.	The Shares listed as being beneficially owned by Mr. Okun include 68,700 Shares directly beneficially owned by Mr. Okun and 1,726,829 Shares owned by Tevya Finger. Mr. Okun has the power of attorney to control the voting and disposition of the 1,726,829 Shares owned by Mr. Finger, and Mr. Okun disclaims beneficial ownership of these shares. Mr. Okun purchased the 68,700 Shares directly owned by him with personal funds in open market transactions at an average cost of $3.74 per share. The remaining 1,726,829 Shares were purchased by Mr. Finger using personal funds at an average cost of $4.47 per share.

xii.	The Shares listed as being beneficially owned by Mr Chitayat were purchased with personal funds in a registered direct offering, a private investment in public equity or PIPE transaction and upon the exercise of warrants. The average cost basis of the Shares owned by Mr. Chitayat is $0.65 per share. Mr. Chitayat is deemed to beneficially own 273,333 Shares that are issuable upon the exercise of warrants that are currently exercisable.

CUSIP No.: 23283M101

xiii.	The Shares listed as being beneficially owned by Mr. Bossenbrook were purchased with personal funds in open market transactions. The aggregate cost of the Shares owned directly by Mr. Bossenbrook is approximately $335,486

xiv.	The Shares listed as being beneficially owned by Mr. Hydok include 1,000,000 Shares owned directly by Mr. Hydok and his wife, 200,000 Shares that are issuable to Mr. Hydok and his wife upon the conversion of the Issuer’s Series C Convertible Preferred Stock and 32,000 Shares issuable to Mr. Hydok and his wife upon the exercise of warrants. The Series C Convertible Preferred Stock and the warrants owned by Mr. and Mrs. Hydok are currently convertible or exercisable, as applicable. The Shares, Series C Convertible Preferred Stock and warrants were purchased with personal funds in open market transactions and through warrant exercises. The average cost of the Shares owned directly by Mr. and Mrs. Hydok is approximately $0.75 per Share.

xv.	The Shares listed as being beneficially owned by Mr. Johnson were purchased with personal funds in a private placement from the Issuer. The average cost of the Shares owned by Mr. Johnson is approximately $0.47 per Share.

xvi.	The Shares listed as being beneficially owned by Mr. Hartley were purchased with personal funds in open market transactions. These Shares include 369,000 Shares beneficially owned by Mr. Hartley (including through his IRA account) and 81,000 shares held in custodial Roth accounts for the benefit of his children. The average cost of the Shares owned by Mr. Hartley is approximately $2.84 per Share. Mr. Hartley’s spouse has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, a portion of the Shares.

xvii.	The Shares listed as being beneficially owned by Mr. Thorson were purchased with personal funds in open market transactions. The average cost of the Shares owned directly by Mr. Thorson is approximately $0.49 per share.

xviii.	The Shares listed as being beneficially owned by Mr. Rector were purchased with personal funds in open market transactions. The average cost of the Shares owned directly by Mr. Rector is approximately $2.00 per share.

xix.	The Shares listed as being beneficially owned by Mr. F. Tosco were purchased with personal funds in a PIPE transaction from the Issuer. The average cost of the Shares owned by Mr. F. Tosco is $0.50 per Share. Mr. F. Tosco owns the Shares together with his wife.

xx.	The Shares listed as being beneficially owned by Mr. Rawson include shares owned by Mr. Rawson personally and shares owned by him within his professional scope as the Managing Member of Granite Capital Advisors LLC, as a registered investment advisor with discretionary power invested by his clients to buy and sell securities on their behalf. As of the date hereof, Mr. Rawson has the discretionary power to vote on 2,690,125 Shares. Pursuant to the Client Management contract between Granite Capital Advisors LLC and its clients, clients retain the right to elect to restrict Granite Capital Advisors, LLC’s right to vote their Shares.

CUSIP No.: 23283M101

xxi.	The Shares listed as being beneficially owned by Ms. Marano were purchased with personal funds in a private placement transaction. The average cost of the Shares owned by Ms. Marano is approximately $1.00 per Share. Ms. Marano owns the Shares jointly with her husband.

xxii.	The Shares listed as being beneficially owned by Dr. Pestell include Shares received by him as consideration in connection with the acquisition (the “ProstaGene Acquisition”) on November 16, 2018 by the Issuer of substantially all the assets and certain liabilities of ProstaGene, LLC (“ProstaGene”), an entity founded by Dr. Pestell and in which Dr. Pestell owns a majority interest. Currently, Dr. Pestell owns 8,342,000 Shares over which he has sole voting power. Such Shares are subject to transfer restrictions and forfeiture obligations contained in the agreements related to the ProstaGene Acquisition. The Issuer has asserted that such Shares have been forfeited arising out of Dr. Pestell’s cessation of employment with the Issuer, and such assertion, as well as other matters relating to such cessation of employment, are the subject of litigation in federal court in the District of Delaware, Civil Action No. 19-cv-1563-RGA (D. Del. Nov. 2, 2020). Dr. Pestell is one of two Managers of ProstaGene, LLC and the owner of 77.241% of the equity interests of ProstaGene. 3,086,622 Shares (the “Stock Holdback Shares”) issued in the name of ProstaGene remain in escrow and are subject to an arbitration proceeding in respect of indemnification claims brought by the Issuer against ProstaGene under certain agreements related to the ProstaGene Acquisition. Thus, of these 3,086,622 Shares, Dr. Pestell has (1) shared voting power over all such Shares and (2) an indirect interest in 2,384,137 of such Shares. Dr. Pestell disclaims beneficial ownership of the Stock Holdback Shares except to the extent of his pecuniary interest therein. ProstaGene also directly owns 7,106 Shares of the Issuer. Dr. Pestell has shared voting power over all such Shares and an indirect interest in 5,489 of such Shares. Dr. Pestell disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein. The Shares acquired by Dr. Pestell in connection with the ProstaGene Acquisition were valued at $0.5696 per Share at the time of the ProstaGene Acquisition.

xxiii.	The Shares listed as being beneficially owned by Mr. Caputo were purchased with personal funds. Mr. Caputo acquired approximately 20,000 Shares directly from the Issuer and purchased the remainder of his Shares in open market transactions. The average cost of the Shares owned by Mr. Caputo is $0.57 per Share. The Shares listed as being beneficially owned by Mr. Caputo include 371,581 Shares over which Mr. Caputo has sole voting and dispositive power and 30,000 Shares over which Mr. Caputo shares voting and dispositive power with his wife.

xxiv.	The Shares listed as being beneficially owned by Mr. Parisi were purchased with personal funds in a PIPE transaction from the Issuer. The average cost of the Shares owned by Mr. Parisi is $0.50 per Share. Mr. Parisi owns the Shares together with his wife.

CUSIP No.: 23283M101

Item 4.	Purpose of Transaction.

With the exception of Dr. Richard Pestell, the Reporting Persons originally acquired Shares for investment purposes. Dr. Pestell acquired Shares (i) as consideration for the acquisition by the Issuer of ProstaGene as more fully set forth in Item 3 and (ii) as compensation for his service as Chief Medical Officer of the Issuer. A portion of the Shares owned by Mr. Caracciolo were received by him as compensation for his services as a member of the Issuer’s board of directors.

The Reporting Persons intend to have discussions with representatives of the Issuer’s management and board of directors (the “Board”) relating to, among other things, shareholder value, operational failures, performance, management, underperformance relative to its peers and the Reporting Persons’ lack of confidence in management. The Reporting Persons may seek stockholder representation on the Board, as appropriate, including but not limited to through the initiation of a proxy contest at the Issuer’s 2021 annual meeting of stockholders. Mr. Rosenbaum is acting as the representative of the Reporting Persons.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 612,875,224 Shares issued and outstanding as of March 31, 2021, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-K filed with the Securities and Exchange Commission on April 14, 2021.

A.	Mr. Rosenbaum

(a)	As of the close of business on May 21, 2021, Mr. Rosenbaum beneficially owned 1,300,000 Shares.

Percentage: Approximately 0.21%

(b)	1.	Sole power to vote or direct vote: 1,300,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 1,300,000

4.	Shared power to dispose or direct the disposition: 0

CUSIP No.: 23283M101

(c)	Mr. Rosenbaum has not entered into any transactions in Shares during the past 60 days other than as set forth in Appendix A, which transactions are incorporated by reference herein.

B.	Mr. Caracciolo

(a)	As of the close of business on May 21, 2021, Mr. Caracciolo beneficially owned 1,368,000 Shares.

Percentage: Approximately 0.22%

(b)	1.	Sole power to vote or direct vote: 1,368,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 1,368,000

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Caracciolo has not entered into any transactions in Shares during the past 60 days.

C.	Mr. Dalal

(a)	As of the close of business on May 21, 2021, Mr. Dalal beneficially owned 548,125 Shares.

Percentage: Approximately 0.09%

(b)	1.	Sole power to vote or direct vote: 548,125

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 548,125

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Dalal has not entered into any transactions in Shares during the past 60 days other than as set forth in Appendix A, which transactions are incorporated by reference herein.

D.	Mr. Longaker

(a)	As of the close of business on May 21, 2021, Mr. Longaker beneficially owned 445,000 Shares.

Percentage: Approximately 0.07%

(b)	1.	Sole power to vote or direct vote: 445,000

CUSIP No.: 23283M101

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 445,000

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Longaker has not entered into any transactions in Shares during the past 60 days.

E.	Mr. Beaty

(a)	As of the close of business on May 21, 2021, Mr. Beaty beneficially owned 850,000 Shares.

Percentage: Approximately 0.14%

(b)	1.	Sole power to vote or direct vote: 850,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 850,000

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Beaty has not entered into any transactions in Shares during the past 60 days other than as set forth in Appendix A, which transactions are incorporated by reference herein.

F.	Mr. Eisenberg

(a)	As of the close of business on May 21, 2021, Mr. Eisenberg beneficially owned 1,994,536 Shares.

Percentage: Approximately 0.33%

(b)	1.	Sole power to vote or direct vote: 1,994,536

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 1,994,536

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Eisenberg has not entered into any transactions in Shares during the past 60 days.

G.	Mr. Axelberd

CUSIP No.: 23283M101

(a)	As of the close of business on May 21, 2021, Mr. Axelberd beneficially owned 121,500 Shares.

Percentage: Approximately 0.02%

(b)	1.	Sole power to vote or direct vote: 121,500

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 121,500

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Axelberd has not entered into any transactions in Shares during the past 60 days other than as set forth in Appendix A, which transactions are incorporated by reference herein.

H.	Dr. Gabriel

(a)	As of the close of business on May 21, 2021, Dr. Gabriel beneficially owned 1,659,465 Shares.

Percentage: Approximately 0.27%

(b)	1.	Sole power to vote or direct vote: 1,659,465

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 1,659,465

4.	Shared power to dispose or direct the disposition: 0

(c)	Dr. Gabriel has not entered into any transactions in Shares during the past 60 days.

I.	Mr. Okun

(a)	As of the close of business on May 21, 2021, Mr. Okun beneficially owned 1,795,529 Shares.

Percentage: Approximately 0.29%

(b)	1.	Sole power to vote or direct vote: 1,795,529

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 1,795,529

4.	Shared power to dispose or direct the disposition: 0

CUSIP No.: 23283M101

(c)	Mr. Okun has not entered into any transactions in Shares during the past 60 days other than as set forth in Appendix A, which transactions are incorporated by reference herein.

J.	Mr. Weiner

(a)	As of the close of business on May 21, 2021, Mr. Weiner beneficially owned 574,657 Shares.

Percentage: Approximately 0.09%

(b)	1.	Sole power to vote or direct vote: 574,657

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 574,657

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Weiner has not entered into any transactions in Shares during the past 60 days other than as set forth in Appendix A, which transactions are incorporated by reference herein.

K.	Mr. Wilmes

(a)	As of the close of business on May 21, 2021, Mr. Wilmes beneficially owned 90,000 Shares.

Percentage: Approximately 0.01%

(b)	1.	Sole power to vote or direct vote: 90,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 90,000

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Wilmes has not entered into any transactions in Shares during the past 60 days.

L.	Mr. Chitayat

(a)	As of the close of business on May 21, 2021, Mr. Chitayat beneficially owned 4,530,400 Shares.

Percentage: Approximately 0.74%

(b)	1.	Sole power to vote or direct vote: 2,074,065

CUSIP No.: 23283M101

2.	Shared power to vote or direct vote: 2,456,335

3.	Sole power to dispose or direct the disposition: 2,074,065

4.	Shared power to dispose or direct the disposition: 2,456,335

(c)	Mr. Chitayat has not entered into any transactions in Shares during the past 60 days.

M.	Mr. Bossenbrook

(a)	As of the close of business on May 21, 2021, Mr. Bossenbrook beneficially owned 225,681 Shares.

Percentage: Approximately 0.04%

(b)	1.	Sole power to vote or direct vote: 225,681

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 225,681

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Bossenbrook has not entered into any transactions in Shares during the past 60 days.

N.	Mr. Hydok

(a)	As of the close of business on May 21, 2021, Mr. Hydok beneficially owned 1,232,000 Shares.

Percentage: Approximately 0.20%

(b)	1.	Sole power to vote or direct vote: 1,232,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 1,232,000

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Hydok has not entered into any transactions in Shares during the past 60 days.

O.	Mr. Johnson

(a)	As of the close of business on May 21, 2021, Mr. Johnson beneficially owned 425,172 Shares.

Percentage: Approximately 0.07%

CUSIP No.: 23283M101

(b)	1.	Sole power to vote or direct vote: 425,172

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 425,172

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Johnson has not entered into any transactions in Shares during the past 60 days.

P.	Mr. Hartley

(a)	As of the close of business on May 21, 2021, Mr. Hartley beneficially owned 450,000 Shares.

Percentage: Approximately 0.07%

(b)	1.	Sole power to vote or direct vote: 450,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 450,000

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Hartley has not entered into any transactions in Shares during the past 60 days other than as set forth in Appendix A, which transactions are incorporated by reference herein.

Q.	Mr. Thorson

(a)	As of the close of business on May 21, 2021, Mr. Thorson beneficially owned 635,100 Shares.

Percentage: Approximately 0.10%

(b)	1.	Sole power to vote or direct vote: 195,100

2.	Shared power to vote or direct vote: 440,000

3.	Sole power to dispose or direct the disposition: 195,100

4.	Shared power to dispose or direct the disposition: 440,000

(c)	Mr. Thorson has not entered into any transactions in Shares during the past 60 days.

R.	Mr. Rector

CUSIP No.: 23283M101

(a)	As of the close of business on May 21, 2021, Mr. Rector beneficially owned 618,800 Shares.

Percentage: Approximately 0.10%

(b)	1.	Sole power to vote or direct vote: 618,800

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 618,800

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Rector has not entered into any transactions in Shares during the past 60 days.

S.	Mr. F. Tosco

(a)	As of the close of business on May 21, 2021, Mr. F. Tosco beneficially owned 638,000 Shares.

Percentage: Approximately 0.10%

(b)	1.	Sole power to vote or direct vote: 638,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 638,000

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. F. Tosco has not entered into any transactions in Shares during the past 60 days.

T.	Mr. Rawson

(a)	As of the close of business on May 21, 2021, Mr. Rawson beneficially owned 2,690,125 Shares.

Percentage: Approximately 0.44%

(b)	1.	Sole power to vote or direct vote: 2,690,125

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 2,690,125

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Rawson has not entered into any transactions in Shares during the past 60 days.

CUSIP No.: 23283M101

U.	Mrs. Marano

(a)	As of the close of business on May 21, 2021, Mrs. Marano beneficially owned 503,076 Shares.

Percentage: Approximately 0.08%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 503,076

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 503,076

(c)	Mrs. Marano has not entered into any transactions in Shares during the past 60 days other than as set forth in Appendix A, which transactions are incorporated by reference herein.

V.	Dr. Pestell

(a)	As of the close of business on May 21, 2021, Dr. Pestell beneficially owned 11,435,728 Shares.

Percentage: Approximately 1.87%

(b)	1.	Sole power to vote or direct vote: 8,342,000

2.	Shared power to vote or direct vote: 3,093,728

3.	Sole power to dispose or direct the disposition: 8,342,000

4.	Shared power to dispose or direct the disposition: 3,093,728

(c)	Dr. Pestell has not entered into any transactions in Shares during the past 60 days.

W.	Mr. Caputo

(a)	As of the close of business on May 21, 2021, Mr. Caputo beneficially owned 401,581 Shares.

Percentage: Approximately 0.07%

(b)	1.	Sole power to vote or direct vote: 371,581

2.	Shared power to vote or direct vote: 30,000

3.	Sole power to dispose or direct the disposition: 371,581

CUSIP No.: 23283M101

4.	Shared power to dispose or direct the disposition: 30,000

(c)	Mr. Caputo has not entered into any transactions in Shares during the past 60 days.

X.	Mr. Parisi

(a)	As of the close of business on May 21, 2021, Mr. Parisi beneficially owned 288,500 Shares.

Percentage: Approximately 0.05%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 288,500

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 288,500

(c)	Mr. Parisi has not entered into any transactions in Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	Other than as set forth in Item 3, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, Shares.

(e)	Not applicable.

Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of such Reporting Person’s pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 24, 2021, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is filed as Exhibit 99.1 hereto.

The Reporting Persons have granted Paul Rosenbaum a power of attorney to execute this Schedule 13D and any amendments hereto. The power of attorney is filed as Exhibit 99.2 hereto. Mr Tevya Finger has granted Mr. Okun a power of attorney to, among other things, vote and enter into transactions in respect of his Shares. This power of attorney is filed as Exhibit 99.3 hereto.

The ProstaGene Acquisition was consummated pursuant to the Transaction Agreement, dated as of August 27, 2018, among CytoDyn Operations Inc. (“Old CytoDyn”), the Issuer (then a wholly owned subsidiary of Old CytoDyn), Point Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), ProstaGene, and, solely with respect to certain provisions thereof, Dr. Pestell, which provided for the purchase of substantially all of the assets and rights, and the assumption of certain liabilities and obligations, associated with ProstaGene. In connection with the ProstaGene Acquisition, on November 16, 2018 the Issuer and ProstaGene entered into an Escrow Agreement with the Issuer and the Issuer’s transfer agent. In addition, on November 16, 2018, the Issuer entered into a Stock Restriction Agreement with ProstaGene and Mr. Pestell, a Confidential Information, Inventions and Noncompetition Agreement with Dr. Pestell and an Employment Agreement with Dr. Pestell. Copies of the Transaction Agreement, the Escrow Agreement, the Stock Restriction Agreement, the Confidential Information, Inventions and Noncompetition Agreement and the Employment Agreement are filed as Exhibits 99.4, 99.5, 99.6., 99.7 and 99.8 hereto and are incorporated in this Item 6 by reference.

CUSIP No.: 23283M101

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated May 24, 2021.

99.2	Power of Attorney with respect to this Schedule 13D and any amendments hereto.

99.3	Power of Attorney with respect to shares owned by Tevya Finger.

99.4	Transaction Agreement, dated as of August 27, 2018, by and among CytoDyn Inc., Point NewCo Inc., Point Merger Sub Inc., ProstaGene, LLC and Richard G. Pestell, M.D., Ph.D. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on August 28, 2018)

99.5	Escrow Agreement, dated as of November 16, 2018, by and among ProstaGene, LLC, CytoDyn Inc., and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on November 19, 2018).

99.6	Stock Restriction Agreement, dated as of November 16, 2018, by and among CytoDyn Inc., ProstaGene, LLC and Dr. Richard G. Pestell (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on November 19, 2018).

99.7	Confidential Information, Inventions and Noncompetition Agreement, dated as of November 16, 2018, by and among CytoDyn Inc., CytoDyn Operations Inc. and Dr. Richard G. Pestell (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on November 19, 2018).

99.8	Employment Agreement, dated as of November 16, 2018, by and among CytoDyn, Inc., CytoDyn Operations Inc. and Dr. Richard G. Pestell (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on November 19, 2018).

CUSIP No.: 23283M101

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Paul Rosenbaum
Paul Rosenbaum

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Anthony Caracciolo
Anthony Caracciolo

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Arthur L. Wilmes
Arthur L. Wilmes

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Glenn Eisenberg
Glenn Eisenberg

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Jeffrey P. Beaty
Jeffrey P. Beaty

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Allen Gabriel
Allen Gabriel

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Judson Longaker
Judson Longaker

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Steve Dalal
Steve Dalal

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Jeffrey Weiner
Jeffrey Weiner

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Frederick Axelberd
Frederick Axelberd

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Yaron Okun
Yaron Okun, for himself and as attorney-in-fact for Tevya Finger

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Jack Chitayat
Jack Chitayat

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Arlyn J. Bossenbrook
Arlyn J. Bossenbrook

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Paul Hydok
Paul Hydok

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Charles M. Johnson Jr.
Charles M. Johnson Jr.

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Jonathan Hartley
Jonathan Hartley

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Brandon Thorson
Brandon Thorson

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Joe Rector
Joe Rector

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Francesco Tosco
Francesco Tosco

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ William M. Rawson
William M. Rawson

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Veronica Marano
Veronica Marano

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Richard G. Pestell, M.D., Ph.D.
Richard G. Pestell, M.D., Ph.D.

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Peter Christopher Caputo
Peter Christopher Caputo

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Antonio Parisi
Antonio Parisi

[Signature Page to Schedule 13D]

CUSIP No.: 23283M101

APPENDIX A

The following tables sets forth all transactions by the Reporting Persons with respect to Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 24, 2021. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Nature of Transaction	Securities Purchased or Sold	Price per Share ($)	Date of Purchase / Sale

Paul A. Rosenbaum
Sale	5,000	$3.91	April 19, 2021

Nature of Transaction	Securities Purchased or Sold	Price per Share ($)	Date of Purchase / Sale

Jeffrey Weiner
Sale	20,000	$3.65	April 5, 2021
Sale	5,000	$3.06	April 15, 2021
Sale	10,000	$3.32	April 22, 2021
Sale	20,000	$2.99	May 4, 2021
Purchase	22,741	$2.81	May 10, 2021
Purchase	47,048	$2.07	May 17, 2021
Purchase	14,814	$1.89	May 18, 2021
Purchase	10,907	$1.84	May 19, 2021

Nature of Transaction	Securities Purchased or Sold	Price per Share ($)	Date of Purchase / Sale

Veronica Marano
Purchase	100,000	$2.3442	March 23, 2021

CUSIP No.: 23283M101

Nature of Transaction	Securities Purchased or Sold	Price per Share ($)	Date of Purchase / Sale

Jeffrey Beaty
Purchase	9,700	$3.13	April 9, 2021
Purchase	10,300	$3.15	April 9, 2021
Purchase	20,000	$3.15	April 9, 2021
Purchase	20,000	$3.12	April 9, 2021
Purchase	20,000	$3.12	April 9, 2021
Purchase	20,000	$3.10	April 9, 2021
Purchase	20,000	$3.14	April 9, 2021
Purchase	20,000	$3.08	April 9, 2021
Purchase	20,000	$3.12	April 9, 2021
Purchase	20,000	$3.18	April 9, 2021
Purchase	20,000	$3.32	April 9, 2021
Purchase	20,000	$3.35	April 9, 2021
Purchase	10,000	$3.09	April 8, 2021
Purchase	4,000	$3.09	April 8, 2021
Purchase	6,000	$3.10	April 8, 2021
Purchase	20,000	$3.01	April 8, 2021
Purchase	20,000	$3.07	April 8, 2021
Purchase	7,996	$3.08	April 8, 2021
Purchase	10,604	$3.09	April 8, 2021
Purchase	1,400	$3.10	April 8, 2021
Purchase	20,000	$3.08	April 8, 2021
Sale	19,830	$3.86	April 7, 2021
Sale	170	$3.87	April 7, 2021
Sale	20,000	$3.88	April 7, 2021
Sale	20,000	$3.98	April 5, 2021
Sale	20,000	$3.90	April 5, 2021
Sale	20,000	$3.95	April 5, 2021
Sale	700	$3.77	April 5, 2021
Sale	10,350	$3.78	April 5, 2021
Sale	2,645	$3.785	April 5, 2021
Sale	2,100	$3.79	April 5, 2021
Sale	4,205	$3.795	April 5, 2021
Sale	3,000	$3.60	April 5, 2021
Sale	3,410	$3.61	April 5, 2021
Sale	540	$3.6199	April 5, 2021
Sale	100	$3.62	April 5, 2021
Sale	2,950	$3.63	April 5, 2021
Sale	10,000	$3.64	April 5, 2021
Sale	20,000	$3.54	April 5, 2021
Sale	19,855	$3.64	April 5, 2021
Sale	145	$3.65	April 5, 2021
Sale	19,043	$3.46	April 5, 2021
Sale	957	$3.47	April 5, 2021
Sale	15,430	$3.42	April 5, 2021
Sale	2,000	$3.43	April 5, 2021
Sale	2,570	$3.44	April 5, 2021
Sale	19,700	$3.38	April 5, 2021
Sale	200	$3.395	April 5, 2021
Sale	100	$3.40	April 5, 2021
Sale	19,655	$3.46	April 5, 2021
Sale	345	$3.47	April 5, 2021
Sale	18,365	$3.43	April 5, 2021
Sale	400	$3.44	April 5, 2021
Sale	1,235	$3.445	April 5, 2021
Sale	1,600	$3.32	April 5, 2021
Sale	18,400	$3.33	April 5, 2021
Sale	1,600	$3.32	April 5, 2021
Sale	18,400	$3.33	April 5, 2021

CUSIP No.: 23283M101

Nature of Transaction	Securities Purchased or Sold	Price per Share ($)	Date of Purchase / Sale

Jonathan Hartley
Purchase	9,400	2.29	March 25, 2021
Purchase	10,000	2.25	March 25, 2021
Purchase	8,750	2.17	March 25, 2021
Purchase	10,000	2.12	March 25, 2021
Purchase	7,340	2.16	March 25, 2021
Purchase	10,000	2.2	March 25, 2021
Purchase	11,000	2.13	March 26, 2021
Purchase	4,000	2.17	March 26, 2021
Purchase	5,000	2.18	March 26, 2021
Purchase	3,438	2.2	March 26, 2021
Purchase	5,000	2.19	March 26, 2021
Purchase	3,438	2.2	March 26, 2021
Purchase	2,700	2.2	March 26, 2021
Purchase	9,945	2.17	March 29, 2021
Purchase	16,000	2.8	March 31, 2021
Purchase	599	2.83	March 31, 2021
Purchase	408	3.05	April 8, 2021
Sale	5,000	3.2	April 16, 2021
Sale	5,000	3.16	April 16, 2021
Sale	1,747	3.4	April 19, 2021
Purchase	6,422	3.36	April 22, 2021
Purchase	5,000	3.2	April 23, 2021
Sale	5,000	3.15	April 26, 2021
Sale	5,000	3.06	April 27, 2021
Sale	5,000	3.1	April 27, 2021
Sale	5,000	2.8	April 29, 2021
Sale	5,000	2.8	April 29, 2021
Sale	5,000	3.02	April 30, 2021
Sale	5,000	3.07	April 30, 2021
Sale	5,000	2.9	May 4, 2021
Sale	5,000	2.81	May 5, 2021
Sale	5,000	2.61	May 6, 2021
Sale	5,000	2.6	May 6, 2021
Sale	5,000	2.63	May 6, 2021
Sale	5,000	2.63	May 6, 2021
Sale	5,000	2.6	May 6, 2021
Sale	5,000	2.6	May 6, 2021
Sale	3,800	2.6	May 6, 2021
Sale	5,000	2.6	May 6, 2021
Sale	5,000	2.65	May 6, 2021
Purchase	5,000	2.89	May 7, 2021
Purchase	5,000	2.86	May 7, 2021
Purchase	5,000	2.01	May 17, 2021
Purchase	5,000	2.05	May 17, 2021
Purchase	5,000	1.95	May 18, 2021
Purchase	10,000	1.86	May 18, 2021
Purchase	10,000	1.88	May 18, 2021
Purchase	10,000	1.85	May 19, 2021
Purchase	10,000	1.91	May 20, 2021
Purchase	7,900	1.88	May 20, 2021
Purchase	2,608	1.88	May 20, 2021
Purchase	10,000	1.87	May 20, 2021

CUSIP No.: 23283M101

Nature of Transaction	Securities Purchased or Sold	Price per Share ($)	Date of Purchase / Sale

Yaron Okun
Purchase	18,000	2.0699	May 17, 2021
Sale	18,000	1.95	May 18, 2021
Purchase	300	$3.20	April 8, 2021
Purchase	180	$3.10	April 8, 2021
Purchase	15	$3.10	April 8, 2021
Sale	1,000	$3.12	April 9, 2021
Sale	4,300	$3.13	April 9, 2021
Sale	13,885	$3.14	April 9, 2021
Sale	19,900	$3.10	April 9, 2021
Sale	25,100	$3.11	April 9, 2021
Sale	12,835	$3.07	April 9, 2021
Sale	11,855	$3.08	April 9, 2021
Sale	2,430	$3.08	April 9, 2021
Sale	600	$3.09	April 9, 2021
Sale	52,680	$3.07	April 9, 2021
Sale	19,600	$3.08	April 9, 2021
Sale	3,400	$3.12	April 9,2021
Sale	400	$3.13	April 9, 2021
Sale	300	$3.14	April 9, 2021
Sale	40,900	$3.10	April 9 ,2021
Sale	5,000	$3.11	April 9, 2021
Sale	38	$3.37	April 20, 2021
Sale	100	$3.37	April 20, 2021
Sale	36,350	$3.31	April 22, 2021
Sale	3,050	$3.32	April 22, 2021
Sale	6,600	$3.33	April 22, 2021
Sale	600	$3.31	April 22, 2021
Sale	10,000	$3.10	May 3, 2021
Sale	400	$3.13	May 3, 2021
Sale	100	$3.14	May 3, 2021

CUSIP No.: 23283M101

Sale	20,000	$3.16	May 3, 2021
Sale	27,800	$3.12	May 3, 2021
Sale	1,200	$3.13	May 3, 2021
Sale	16,610	$2.90	May 4, 2021
Sale	11,250	$2.91	May 4, 2021
Sale	3,565	$2.92	May 4, 2021
Sale	5,000	$2.92	May 4, 2021
Sale	6,000	$2.93	May 4, 2021
Sale	2,200	$2.94	May 4, 2021
Sale	14,550	$2.95	May 4, 2021
Sale	4,420	$2.96	May 4, 2021
Sale	4,725	$2.97	May 4, 2021
Sale	6,300	$2,98	May 4, 2021
Sale	10,400	$2,99	May 4, 2021
Sale	15,757	$3.00	May 4, 2021
Sale	171	$3.01	May 4, 2021
Sale	1,500	$3.02	May 4, 2021
Sale	375	$3.03	May 4, 2021
Sale	222	$3.06	May 4, 2021
Sale	200	$3.09	May 4, 2021
Sale	3,507	$2.94	May 4, 2021
Sale	33,448	$2.95	May 4, 2021
Sale	300	$2.96	May 4, 2021
Sale	71,010	$2.90	May 4, 2021
Sale	100	$2.91	May 4, 2021
Sale	2,885	$2.92	May 4, 2021
Sale	3,800	$2.93	May 4, 2021
Sale	14,072	$2.94	May 4, 2021
Sale	8,133	$2.95	May 4, 2021
Sale	13,275	$2.90	May 4, 2021
Sale	3,800	$2.90	May 4, 2021
Sale	1,700	$2.91	May 4, 2021
Sale	100	$2.92	May 4, 2021
Sale	3,100	$2.92	May 4, 2021
Sale	150	$2.93	May 4, 2021
Sale	14,200	$2.94	May 4, 2021
Sale	750	$2.94	May 4, 2021
Sale	24	$2.95	May 4, 2021
Sale	100	$2.96	May 4, 2021
Sale	16,615	$3.00	May 4, 2021
Sale	37,500	$3.01	May 4, 2021
Sale	8,686	$3.02	May 4, 2021
Sale	4,340	$3.01	May 4,2021
Sale	3,425	$3.03	May 4, 2021
Sale	8,619	$3.04	May 4, 2021
Sale	4,148	$3.00	May 4, 2021

CUSIP No.: 23283M101

Sale	79,468	$2.98	May 4, 2021
Sale	1,000	$2.91	May 5, 2021
Sale	1,800	$2.92	May 5, 2021
Sale	5,600	$2.93	May 5, 2021
Sale	6,447	$2.90	May 5, 2021
Sale	5	$2.90	May 5, 2021
Sale	83,148	$2.88	May 5, 2021
Sale	2,000	$2.89	May 5, 2021
Sale	2,750	$2.76	May 6, 2021
Sale	7,055	$2.70	May 6, 2021
Sale	20,375	$2.71	May 6, 2021
Sale	6,569	$2.72	May 6, 2021
Sale	16,721	$2.73	May 6, 2021
Sale	11,700	$2.74	May 6, 2021
Sale	37,580	$2.75	May 6, 2021
Sale	150	$2.72	May 6, 2021
Sale	5,490	$2.68	May 6, 2021
Sale	6,466	$2.69	May 6, 2021
Sale	53,728	$2.70	May 6, 2021
Sale	14,316	$2.71	May 6, 2021
Sale	1,046	$2.64	May 11, 2021
Sale	7,800	$2.65	May 11, 2021
Sale	8,254	$2.66	May 11, 2021
Sale	75,780	$2.60	May 12, 2021
Sale	26,739	$2.61	May 12, 2021
Sale	29,407	$2.62	May 12, 2021
Sale	10,061	$2.63	May 12, 2021
Sale	6,252	$2.64	May 12, 2021
Sale	9,431	$2.63	May 13, 2021
Sale	11,211	$2.64	May 13, 2021
Sale	28,086	$2.61	May 13, 2021
Sale	3,100	$2.62	May 13, 2021
Purchase	50,000	$2.10	May 17, 2021
Purchase	17,746	$2.02	May 17, 2021
Purchase	300	$2.03	May 17, 2021
Purchase	5,400	$2.06	May 17, 2021
Purchase	294,600	$2.07	May 17, 2021
Purchase	1,250	$2.04	May 17, 2021
Purchase	100	$2.04	May 17, 2021
Purchase	1,000	$2.04	May 17, 2021
Purchase	2,500	$2.05	May 17, 2021
Purchase	1,500	$2.06	May 17, 2021
Purchase	2,500	$2.06	May 17, 2021
Purchase	53,100	$2.06	May 17, 2021
Purchase	2,500	$2.06	May 17, 2021
Purchase	42,910	$2.08	May 17,2021

CUSIP No.: 23283M101

Purchase	28,777	$2.08	May 17, 2021
Purchase	13,450	$2.08	May 17, 2021
Purchase	4,500	$2.09	May 17, 2021
Purchase	4,763	$2.10	May 17, 2021
Purchase	685	$2.06	May 17, 2021
Purchase	5,300	$2.06	May 17, 2021
Purchase	11,656	$2.07	May 17, 2021
Purchase	5,500	$2.08	May 17, 2021
Purchase	76,859	$2.08	May 17, 2021
Purchase	36,900	$2.05	May 17, 2021
Purchase	44,166	$2.06	May 17, 2021
Purchase	5,340	$2.07	May 17, 2021
Purchase	13,594	$2.08	May 17, 2021
Purchase	35,000	$1.81	May 19, 2021
Purchase	3,700	$1.87	May 19, 2021

Nature of Transaction	Securities Purchased or Sold	Price per Share ($)	Date of Purchase / Sale

Steve Dalal
Purchase	822	3.20	April 12, 2021
Purchase	23,800	3.23	April 12, 2021
Purchase	171	3.90	April 7, 2021
Sale	18,735	3.99	April 5, 2021
Purchase	10	2.20	March 29, 2021
Purchase	30	2.195	March 25, 2021
Purchase	372	2.14	March 25, 2021
Purchase	1,300	2.20	March 25, 2021
Purchase	1,678	2.13	March 25, 2021
Purchase	5,700	2.19	March 25, 2021
Purchase	10,000	2.32	March 25, 2021
Purchase	5,300	2.65	May 6, 2021
Purchase	702	2.78	May 6, 2021
Purchase	17	2.72	May 6, 2021
Purchase	7	2.75	May 6, 2021
Purchase	13,600	1.83	May 19, 2021
Purchase	31	1.81	May 19, 2021

Nature of Transaction	Securities Purchased or Sold	Price per Share ($)	Date of Purchase / Sale

Frederick J. Axelberd
Purchase	3,500	2.72	May 17, 2021
Purchase	1,000	2.725	May 17, 2021
Purchase	5,000	2.08	May 17, 2021